ARMADA HOFFLER PROPERTIES, INC.

222 Central Park Avenue, Suite 2100

Virginia Beach, Virginia 23462

October 26, 2016

VIA EDGAR

Ms. Stacie D. Gorman

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Armada Hoffler Properties, Inc.
Registration Statement on Form S-3 (File No. 333-214176)

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Armada Hoffler Properties, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-214176) to 4:05 p.m., Eastern Time, on October 28, 2016 or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Justin R. Salon at (202) 887-8785.

Very truly yours,

Armada Hoffler Properties, Inc.

By:	/s/ Louis S. Haddad
Name:	Louis S. Haddad
Title:	President and Chief Executive Officer